Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

U.S. Physical Therapy, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common stock, par value $0.01 per share	Rule 457(r)	1,916,667	$90.00	$172,500,000.00(1)	$0.00011020	$19,010

Total Offering Amounts							$19,010

Total Fees Previously Paid							—

Total Fee Offsets							—

Net Fee Due							$19,010

(1) Assumes exercise in full of the underwriters’ over-allotment option.